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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NETFLIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64110L106

(Cusip Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64110L106

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,251,984 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 5,251,984 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,251,984 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.60%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,471,287 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 195,840 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 195,840 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 195,840 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): LESS THAN 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 129,439 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C. See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,453,526 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 5,453,526 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,453,526 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.22%

14.	Type of Reporting Person (See Instructions): OO

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,600,726 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: Technology Crossover Ventures II, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 558,358 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 558,358 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 558,358 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.22%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 435,790 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: TCV II (Q), L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 429,273 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 429,273 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 429,273 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.71%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 335,041 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: TCV II, V.O.F. See item 2 for identification of the Investment General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NETHERLANDS ANTILLES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 18,138 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 18,138 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,138 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): LESS THAN 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 14,156 shares of Common Stock.

CUSIP No. 64100L106

1.	Name of Reporting Person: TCV II Strategic Partners, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 76,181 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 76,181 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,181 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): LESS THAN 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 59,458 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: Technology Crossover Ventures II, C.V. See item 2 for identification of the Investment General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NETHERLANDS ANTILLES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 85,249 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 85,249 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,249 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): LESS THAN 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 66,536 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: Technology Crossover Management II, L.L.C. See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,167,199 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 1,167,199 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,167,199 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.55%

14.	Type of Reporting Person (See Instructions): OO

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 910,981 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: JAY C. HOAG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 6,620,725 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 6,620,725 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,620,725 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.61%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,511,707 shares of Common Stock.

CUSIP No. 64110L106

1.	Name of Reporting Person: RICHARD H. KIMBALL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 6,627,725 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 6,627,725 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,627,725 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.64%

14.	Type of Reporting Person (See Instructions): IN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,511,707 shares of Common Stock. Also includes 7,000 shares held of record by the Kimball Family Trust Uta Dtd 2/23/94, which Reporting Person and his wife are the sole trustees. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Netflix, Inc., a Delaware corporation (“Netflix” or the “Company”). The Company’s principal executive offices are located at 970 University Ave., Los Gatos, CA 95032.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV II, V.O.F., a Netherlands Antilles general partnership (“TCV II, V.O.F.”), (5) Technology Crossover Ventures II, L.P., a Delaware limited partnership (“TCV II, L.P.”), (6) TCV II (Q), L.P., a Delaware limited partnership (“TCV II (Q)”), (7) TCV II Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners II”), (8) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership (“TCV II, C.V.”), (9) Technology Crossover Management II, L.L.C., a Delaware limited liability company (“Management II”), (10) Jay C. Hoag (“Mr. Hoag”) and (11) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management II. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on January 26, 2004, TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. (the “Funds”), Management IV, Management II, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares:

	Number of Total Shares	Percentage of Outstanding Shares
Name of Investor	(including warrants)	(including warrants) (*)

TCV IV	5,251,984	18.60%
Strategic Partners IV	195,840	Less than 1%
Management IV	5,453,526	19.22	%(**)(****)

	Number of Total Shares	Percentage of Outstanding Shares
Name of Investor	(including warrants)	(including warrants) (*)

TCV II, V.O.F	18,138	Less than 1%
TCV II, L.P.	558,358	2.22%
TCV II (Q)	429,273	1.71%
Strategic Partners II	76,181	Less than 1%
TCV II, C.V	85,249	Less than 1%
Management II	1,167,199	4.55	%(**)
Mr. Hoag	6,620,725	22.61	%(**)(****)
Mr. Kimball	6,627,725	22.64	%(**)(***)(****)

(*) all percentages in this table are based on the 24,767,319 shares of Common Stock of the Company outstanding, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2003.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***) Includes 7,000 shares held by the Kimball Family Trust Uta Dtd 2/23/94, which Reporting Person and his wife are the sole trustees. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(****) Includes 5,702 shares held directly by Management IV.

Each of TCV IV and Strategic Partners IV (together the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management IV as the sole general partner of each of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV IV Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds’ warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV IV Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds’ warrants. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Management IV has the sole power to dispose or direct the disposition of the shares of Common Stock held directly by Management IV, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held directly by Management IV.

Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II and TCV II, C.V. (together the “TCV II Funds”) has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV II Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management II as the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and as the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV II Funds’ warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV II Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV II Funds’ warrants. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV and Management II. Under the operating agreements of Management IV and Management II, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV and Management II to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held respectively by the TCV IV Funds and the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds’ and the TCV II Funds’ respective warrants, as well as to have the shared power to vote or direct the vote of the respective shares of Common

Stock held by the TCV IV Funds and the TCV II Funds, and will have the shared power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds’ and the TCV II Funds’ respective warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds and TCV II Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). The following is a list of sales of the Company’s Common Stock effected by the Item 2 Reporting Persons on January 26, 2004 at $75.55 per share:

Name of Investor	Shares Sold

TCV IV	830,095
Strategic Partners IV	30,953
TCV II, V.O.F	9,069
TCV II, L.P.	279,179
TCV II (Q)	214,637
Strategic Partners II	38,090
TCV II, C.V	42,625
Mr. Hoag	53,957	(i)
Mr. Kimball	36,851	(ii)

(i) Includes 23,897 shares sold by the Hoag Family Trust U/A Dtd 8/2/94, which Reporting Person and his wife are sole trustees; 21,300 shares sold by the Hoag Family Foundation, which Reporting Person and his wife are sole trustees; and 8,760 shares sold by Hamiliton Investments Limited Partnership, which Reporting Person and his wife are sole limited partners. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(ii) Includes 36,851 shares sold by the Kimball Family Trust Uta Dtd 2/23/94, which Reporting Person and his wife are the sole trustees. Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

TCV IV, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV II, V.O.F

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV II (Q), L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)